Canadian Imperial Bank of Commerce 161 Bay Street, 12th Floor Toronto, Ontario Canada M5J 2S8

DATE:	April 6, 2021

TO:	Iamgold Corporation	FROM:	Documentation Group
ATTN:	Trade Confirmations
PHONE:	--	PHONE:	416-594-8123
FAX:	--	FAX:	(905) 948-0783
EMAIL:	IAMGOLD-	EMAIL:	REDACTED
TradeConfirmations@iamgold.com

RE:	CIBC Reference # REDACTED

CONFIDENTIALITY NOTICE

This facsimile or electronic transmission is intended only for the use of the intended recipient. It may contain information that is private and confidential. If you are not the intended recipient, do not read, copy, distribute or use this information. If you have received this Confirmation in error, please call Customer Care at 1-800-465-2255 immediately. Thank you.

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the transaction entered into between Canadian Imperial Bank of Commerce ("CIBC") and IAMGOLD Corporation ("Counterparty") on the Trade Date specified below (the "Transaction").

The definitions and provisions contained in the 2005 ISDA Commodity Definitions (as published by the International Swaps and Derivatives Association, Inc. ("ISDA")) are incorporated into this Confirmation. In the event of any inconsistency between those definitions and provisions and this Confirmation, this Confirmation will govern.

1. This Confirmation constitutes a "Confirmation" as referred to in, and supplements, forms part of, and is subject to, the ISDA 2002 Master Agreement dated as of May 31, 2012, as amended and supplemented from time to time (the "Agreement"), between CIBC and Counterparty. All provisions contained in the Agreement shall govern this Confirmation except as expressly modified below.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	April 6, 2021

Purchaser of Bullion:	Canadian Imperial Bank of Commerce

Seller of Bullion:	Counterparty

Bullion:	Gold produced by IAMGOLD or its affiliated mine sites, provided always that such Gold complies with the Good Delivery Rules of the LBMA

CIBC Reference # REDACTED

Number of Ounces:	As specified in Appendix 1

Prepayment Amount Payer:	CIBC

Prepayment Amount:	As specified in Appendix 1
Prepayment Amount Payment Date:	As specified in Appendix 1

Bullion Transaction Settlement Date(s):	The last calendar day of each month from January 2024 to and including December 2024, as specified in Appendix 1

Settlement:	Settlement by Delivery of Bullion

Contract Price:	USD 1,755.75 per Ounce

Delivery of Bullion:

On each Bullion Transaction Settlement Date, COUNTERPARTY shall deliver to CIBC the Number of Ounces specified in Appendix 1 in respect of such Bullion Transaction Settlement Date of Gold (as defined above) provided that if any such Bullion Transaction Settlement Date is not a Bullion Business Day, then that Bullion Transaction Settlement Date shall be the first following Bullion Business Day

Delivery Location:	London

Business Day:	Bullion Business Days

Bullion Business Day Convention:	Following

3. CALCULATION AGENT:	CIBC

4. ADDITIONAL PROVISION:

CIBC, as lender, and Counterparty are parties to that certain First Amending Agreement dated November 15, 2018 among inter alia National Bank of Canada, as administrative agent, CIBC, as syndication agent and Counterparty as borrower (as the same may be amended, restated, modified, amended or replaced from time to time, the "Credit Agreement"). If, as part of any amendment, restatement, modification or refinancing of the Credit Agreement, Counterparty grants any security over any of its assets, delivers guarantees of its obligations thereunder or delivers any other credit support to the lenders thereunder (collectively, the "Security"), then, provided that CIBC was a lender at the time that such Security is granted, Counterparty shall ensure that the obligations of Counterparty to CIBC under this Transaction are secured by the Security and rank equally with the obligations owing to the lenders under the Credit Agreement. This obligation shall continue for the duration of this Transaction, irrespective of any changes to the membership of the lending syndicate under the Credit Agreement. Any failure by Counterparty to comply with this provision shall constitute an Event of Default by Counterparty in respect of this Transaction.

5. ACCOUNT DETAILS:

Payments to CIBC:
Account for Payments:	To be advised under separate cover or confirmed prior to each payment date.

Payments to Counterparty:
Account for Payments:	To be advised under separate cover or confirmed prior to each payment date.

CIBC Reference # REDACTED

6. OFFICES:

(a) The Office of CIBC for the Transaction is its Toronto, Ontario Branch.

(b) The Office of Counterparty for the Transaction is Toronto, ON.

7. BROKER / ARRANGER:	NONE

8. COUNTERPARTS:

This Confirmation may be executed in one or more counterparts, either in original, facsimile or electronic form, each of which shall constitute an original and all of which together shall constitute one and the same agreement. When executed by the parties through facsimile or electronic transmission, this Confirmation shall constitute the original agreement between the parties and the parties hereby adopt the signatures printed by the receiving facsimile machine or electronic transmission as the original signatures of the parties.

Except if expressly agreed to by us in writing, we have not acted as your advisor with respect to the desirability or appropriateness of entering into the Transaction confirmed hereby or with respect to your risk management needs generally. This pertains not only to the financial and market risk management risks and consequences of the confirmed or any proposed Transaction, but also to any legal, regulatory, tax, accounting and credit issues generated by such transactions, which you must evaluate for yourself and in reliance on your own professional advisors.

We believe any information provided to you by us in connection with the confirmed or any proposed Transaction to be accurate and reliable, but we can not and do not assume any liability for any erroneous information which we might provide to you, other than information set out in this Confirmation.

CIBC Reference # REDACTED

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation and returning it to us or by sending to us a letter or electronic transmission substantially similar to this letter, which letter or electronic transmission sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those terms.

Yours sincerely,

CANADIAN IMPERIAL BANK OF COMMERCE

By:

(signed) "Georgia Grigor-Brown"

Name: GEORGIA GRIGOR-BROWN

Title: Authorized Signatory

Confirmed as of the date first written:

IAMGOLD CORPORATION

By:	(signed) "Jeff Cheah"
Name:	Jeff Cheah
Title:	Treasury

By:	(signed) "Daniella Dimitrov"
Name:	Daniella Dimitrov
Title:	EVP & Chief Financial Officer

CIBC Reference # REDACTED

Appendix 1

S No	Number of Ounces	Bullion Transaction Settlement Date	Prepayment Amount (USD)	Prepayment Amount Payment Date
1	2,083.00	January 29, 2024	3,332,440.00	January 27, 2022
2	2,083.00	February 27, 2024	3,332,017.00	February 24, 2022
3	2,083.00	March 26, 2024	3,334,134.00	March 29, 2022
4	2,083.00	April 26, 2024	3,333,287.00	April 27, 2022
5	2,083.00	May 29, 2024	3,331,594.00	May 26, 2022
6	2,083.00	June 26, 2024	3,333,711.00	June 28, 2022
7	2,083.00	July 29, 2024	3,332,017.00	July 27, 2022
8	2,083.00	August 28, 2024	3,332,017.00	August 26, 2022
9	2,084.00	September 26, 2024	3,335,311.00	September 28, 2022
10	2,084.00	October 29, 2024	3,333,617.00	October 27, 2022
11	2,084.00	November 26, 2024	3,335,311.00	November 28, 2022
12	2,084.00	December 27, 2024	3,334,888.00	December 28, 2022

CIBC Reference # REDACTED